Exhibit 99.1

Telesat Reports Results for the Quarter and Year

Ended December 31, 2016

OTTAWA, CANADA, March 2, 2017 - Telesat today announced its consolidated financial results for the three month and one year periods ended December 31, 2016. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

Three Months Ended December 31, 2016

For the quarter ended December 31, 2016, Telesat reported revenues of $240 million, a decrease of approximately 7% ($17 million) compared to the same period in 2015. The reduction was due to lower equipment sales, lower revenues resulting from the transition of services from Telstar 12 to Telstar 12 VANTAGE, and lower revenues from the energy and resource industries.

Operating expenses of $46 million for the quarter were 12% ($6 million) lower than the same period in 2015. The reduction in operating expenses was principally attributable to lower costs for third party satellite capacity, lower Canadian spectrum license fees, lower cost of equipment sales and lower other expenses, partially offset by higher performance based compensation and certain employee benefit costs.

Adjusted EBITDA1 for the quarter was $194 million, a decrease of 7% ($14 million) compared to the same period in 2015. The Adjusted EBITDA margin1 was 81.0% in the fourth quarter of 2016, virtually unchanged from 81.1% during the same period in 2015. The impact of changes in foreign exchange rates on operating results was not material.

Telesat’s loss for the quarter was $21 million compared to a loss of $29 million for the quarter ended December 31, 2015.

Year Ended December 31, 2016

For the year ended December 31, 2016, revenue was $931 million, a decrease of 3% ($24 million) compared to the same period in 2015. During 2016, the U.S. dollar was 4% stronger than it was during 2015. When adjusted for changes in foreign exchange rates, revenues declined 4% ($41 million) compared to 2015. The largest contributors to the reduction in revenue relative to the prior year were lower revenues resulting from the transition of services from Telstar 12 to Telstar 12 VANTAGE and lower revenues from the energy and resource industries.

Operating expenses were $175 million, or 5% ($9 million) lower than the prior year or 7% ($12 million) lower when adjusted for foreign exchange rate changes. The reduction in operating expenses was principally attributable to lower costs of third party satellite capacity, lower Canadian spectrum license fees, lower in-orbit insurance expense and lower cost of equipment sales partially offset by higher performance based compensation and certain employee benefit costs.

Adjusted EBITDA1 for the year ended December 31, 2016 was $763 million, or 2% ($15 million) lower compared to 2015 and 4% ($29 million) lower when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 for the year ended December 31, 2016, was 81.9% compared to 81.5% in 2015.

For the year ended December 31, 2016, net income was $293 million, compared to a net loss of $267 million in 2015. The variation was principally the result of a gain on foreign exchange in 2016 compared to a loss on foreign exchange in 2015, partially offset by higher depreciation charges, higher interest expense, and a loss on refinancing in 2016.

“I am pleased with our performance over the past year, particularly given the challenging conditions prevailing in certain of the markets we serve,” commented Dan Goldberg, Telesat’s President and CEO. “Our solid performance highlights the strength and stability of our overall business, which is underpinned by our industry leading contractual backlog to revenue ratio, as well our strong operating discipline, which is reflected in part in our favorable Adjusted EBITDA margin.1 We also took significant steps in 2016 to best position Telesat for the years ahead, including making progress on the construction of our planned Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites (which we anticipate to launch in the first half of 2018), refinancing our balance sheet, and procuring two prototype Low Earth Orbit (LEO) satellites that we expect to launch later this year to support the development of our planned high capacity, advanced, global LEO satellite constellation. Looking ahead, we remain focused on increasing the utilization of our in-orbit satellites and executing on our other key growth initiatives.”

Business Highlights

•	At December 31, 2016:

o	Telesat had contracted backlog for future services of approximately $4.3 billion.

o	Fleet utilization was 94% for Telesat’s North American fleet and 67% for Telesat’s international fleet.

•	In April 2016, Telesat announced the procurement of two prototype Ka-band satellites for operation in low earth orbit that are expected to launch in 2017 as the first phase of an advanced, high capacity, global LEO constellation that is currently under development.

•	On November 17, 2016, Telesat entered into amended Senior Secured Credit Facilities which provide for term loan borrowings of USD$2,430 million maturing on November 17, 2023, and revolving credit borrowings of up to USD$200 million (or Canadian dollar equivalent), maturing on November 17, 2021. Telesat also issued through a private placement USD$500 million of 8.875% Senior Notes which mature on November 17, 2024. On November 17, 2016, all outstanding amounts under the former senior secured credit facilities and the 6.0% Senior Notes due 2017 were repaid.

Conference Call

Telesat has scheduled a conference call on Thursday, March 2, 2017, at 10:30 a.m. ET to discuss its financial results for the three month and one-year periods ended December 31, 2016, and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Prior to the commencement of the call, Telesat will post a news release containing its financial results on its website (www.telesat.com) under the tab “News & Events” and the heading “News”.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 223-7781. Callers outside of North America should dial +1 (416) 340-2216. The conference reference number is 4259067. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on March 2, 2017, until 11:59 p.m. ET on March 16, 2017. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 3517297 followed by the number sign (#).

All Adjusted EBITDA1 and Adjusted EBITDA1 margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “looking ahead”, “expect” and “planned”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 15 satellites plus the Canadian payload on ViaSat-1 with two new satellites under construction. An additional two prototype satellites are under construction and will be deployed in low earth orbit. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

Telesat Holdings Inc.
Consolidated Statements of (Loss) Income
For the periods ended December 31

	Three months		Twelve months
(in thousands of Canadian dollars)	2016	2015	2016	2015
Revenue	$240,063	$256,688	$930,854	$954,907
Operating expenses	(46,175)	(51,343)	(174,923)	(184,279)
	193,888	205,345	755,931	770,628
Depreciation	(56,102)	(52,205)	(224,773)	(207,835)
Amortization	(6,967)	(6,900)	(27,690)	(27,902)
Other operating (losses) gains, net	(12)	5	(2,565)	(30)
Operating income	130,807	146,245	500,903	534,861
Interest expense	(55,461)	(46,778)	(198,815)	(183,297)
Loss on refinancing	(31,850)	—	(31,850)	—
Interest and other income	1,716	1,867	6,078	4,661
Gain on changes in fair value of financial instruments	27,952	20,021	7,877	6,035
(Loss) gain on foreign exchange	(68,823)	(125,819)	92,613	(540,470)
Income (loss) before tax	4,341	(4,464)	376,806	(178,210)
Tax expense	(25,322)	(25,019)	(83,906)	(88,729)
Net (loss) income	$(20,981)	$(29,483)	$292,900	$(266,939)

Telesat Holdings Inc.
Consolidated Balance Sheets

(in thousands of Canadian dollars)	December 31, 2016	December 31, 2015
Assets
Cash and cash equivalents	$782,406	$690,726
Trade and other receivables	55,639	50,781
Other current financial assets	2,548	1,186
Prepaid expenses and other current assets	61,107	17,100
Total current assets	901,700	759,793
Satellites, property and other equipment	1,915,411	1,925,265
Deferred tax assets	2,844	7,791
Other long-term financial assets	35,687	40,362
Other long-term assets	3,815	13,438
Intangible assets	832,512	811,397
Goodwill	2,446,603	2,446,603
Total assets	$6,138,572	$6,004,649

Liabilities
Trade and other payables	$44,107	$44,166
Other current financial liabilities	58,992	36,425
Other current liabilities	80,448	80,637
Current indebtedness	21,931	87,386
Total current liabilities	205,478	248,614
Long-term indebtedness	3,829,707	3,975,835
Deferred tax liabilities	471,233	467,971
Other long-term financial liabilities	81,252	94,190
Other long-term liabilities	356,861	299,911
Total liabilities	4,944,531	5,086,521

Shareholders' Equity
Share capital	658,735	656,874
Accumulated earnings	467,863	188,479
Reserves	67,443	72,775
Total shareholders' equity	1,194,041	918,128
Total liabilities and shareholders' equity	$6,138,572	$6,004,649

Telesat Holdings Inc.
Consolidated Statements of Cash Flows
For the years ended December 31

(in thousands of Canadian dollars)	2016	2015
Cash flows from operating activities
Net income (loss)	$292,900	$(266,939)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	224,773	207,835
Amortization	27,690	27,902
Tax expense	83,906	88,729
Interest expense	198,815	183,297
Interest income	(6,700)	(4,543)
(Gain) loss on foreign exchange	(92,613)	540,470
Gain on changes in fair value of financial instruments	(7,877)	(6,035)
Share-based compensation	5,770	5,369
Loss on disposal of assets	2,565	30
Loss on refinancing	31,850	—
Other	(36,966)	(40,164)
Income taxes paid, net of income taxes received	(120,472)	(155,023)
Interest paid, net of capitalized interest and interest received	(152,261)	(161,914)
Repurchase of stock options	(24,658)	—
Operating assets and liabilities	100,637	3,348
Net cash from operating activities	527,359	422,362
Cash flows used in investing activities
Satellite programs, including capitalized interest	(236,834)	(183,415)
Purchase of property and other equipment	(6,977)	(10,445)
Purchase of intangible assets	(42,285)	(5)
Net cash used in investing activities	(286,096)	(193,865)
Cash flows used in financing activities
Repayment of indebtedness	(4,008,356)	(73,864)
Proceeds from indebtedness	3,935,576	—
Payment of debt issue costs	(58,141)	—
Capital lease payments	(30)	—
Satellite performance incentive payments	(8,934)	(6,702)
Settlement of derivatives	130	—
Dividends paid on preferred shares	(10)	(10)
Net cash used in financing activities	(139,765)	(80,576)

Effect of changes in exchange rates on cash and cash equivalents	(9,818)	45,449

Increase in cash and cash equivalents	91,680	193,370
Cash and cash equivalents, beginning of year	690,726	497,356
Cash and cash equivalents, end of year	$782,406	$690,726

Telesat’s Adjusted EBITDA margin1

	Three months ended December 31,		Twelve months ended December 31,
(in thousands of Canadian dollars) (unaudited)	2016	2015	2016	2015
Net (loss) income	$(20,981)	$(29,483)	$292,900	$(266,939)
Tax expense	25,322	25,019	83,906	88,729
Gain on changes in fair value of financial instruments	(27,952)	(20,021)	(7,877)	(6,035)
Loss (gain) on foreign exchange	68,823	125,819	(92,613)	540,470
Interest and other income	(1,716)	(1,867)	(6,078)	(4,661)
Interest expense	55,461	46,778	198,815	183,297
Loss on refinancing	31,850	—	31,850	—
Depreciation	56,102	52,205	224,773	207,835
Amortization	6,967	6,900	27,690	27,902
Other operating losses (gains), net	12	(5)	2,565	30
Non-recurring compensation expenses, including severance payments	(421)	1,426	899	1,911
Non-cash expense related to share-based compensation	889	1,492	5,770	5,369
Adjusted EBITDA	$194,356	$208,263	$762,600	$777,908

Revenue	$240,063	$256,688	$930,854	$954,907
Adjusted EBITDA Margin	81.0%	81.1%	81.9%	81.5%

End Notes

1        The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.